Contact

www.linkedin.com/in/casey-judson
(LinkedIn)

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Public Speaking

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Economics

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The Data Scientist's Toolbox

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Casey Judson
Financial Analyst at Pivot Energy
Boulder, Colorado, United States

Summary

Financial Analyst at Pivot Energy.

Experience

Pivot Energy
Financial Analyst
October 2021 - Present (1 year 1 month)
Denver, Colorado, United States

Both& Apparel
CFO
July 2020 - Present (2 years 4 months)

Lead financial decision making and logistics coordination for Both&, a startup in the nonbinary apparel space.

WellSource Alliance
2 years 9 months

Senior Financial Consultant
April 2021 - October 2021 (7 months)
Boulder, Colorado, United States

Manage product quoting and financial modeling projects for WellSource Alliance clients. Responsibilities include cost accounting and proforma analysis, financial forecasting, systems development, and sales. Serve as the VP of Corporate Development at Alliance Nutra, a CBD contract manufacturing client.

Financial Analyst & Systems Specialist
February 2019 - April 2021 (2 years 3 months)
Boulder, Colorado

Work as a consultant in the nutraceutical industry with a focus on project finance, FP&A, and accounting controls. Serve as the lead financial analyst for a ~$3M target revenue CBD brand, engaging in ongoing financial planning, cost analysis, and decision making. Successfully closed a $14M target revenue entity merger as the lead analyst in spring 2020. Previously served as an assistant controller for a $10M annual revenue CBD company.

Ebiquity plc
3 years 5 months

Senior Data Analyst, Team Lead
March 2017 - January 2019 (1 year 11 months)
Chicago, IL

Served as a lead on multiple projects and performed advanced analysis and documentation writing for client companies across several industry verticals. Key responsibilities included developing client web analytics strategy and implementation frameworks; writing advanced implementation strategy documentation; providing training to client employees; and developing data analysis presentations.

Data Analyst, Team Lead
June 2016 - March 2017 (10 months)
Greater Chicago Area

In addition to normal Analyst responsibilities, managed a team of up to four employees as a Team Lead. Management responsibilities included ensuring team members' success through career-path guidance; participating in leadership meetings; and assuming a larger role in company strategy development.

Data Analyst
September 2015 - June 2016 (10 months)
Greater Chicago Area

As an entry-level Analyst, responsible for technical/strategy documentation review, basic project management tasks, and data analysis and reporting. In addition, gained significant exposure to industry-standard web analytics tools such as Google Analytics and Adobe Analytics.

InstiLLytics
Data Analyst
October 2014 - September 2015 (1 year)
Boulder, Colorado

Primary responsibilities included building Excel data tools for clients, creating client-facing presentations, and performing data analysis on client data. Gained significant experience with data interpretation and Excel and Access, including basic VBA programming.

Education

Whitworth University
Bachelor's Degree, Economics · (2012 - 2014)

Grinnell College
Economics · (2010 - 2011)